January 11, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Ruairi Regan

Re:	Arrived Homes, LLC
Amendment No. 3 to Offering Statement on Form 1-A
Filed December 11, 2020
File No. 024-11325

Dear Mr. Regan,

We hereby submit the responses of Arrived Homes, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 11, 2020, providing the Staff’s comments with respect to the offering statement on Form 1-A, as amended (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 3 to Offering Statement on Form 1-A General

1.	We note your response to comment 1 in our letter dated December 1, 2020 and your revised disclosure. We further note that each series will derive its cash flows from only a single property, your lack of operating history, the potentially significant impact of unanticipated capital expenditures and repairs, the short-term nature of your leases, and the difficulty, time and expense involved in recovering unpaid amounts from tenant defaults. In addition, we note that property value can be impacted by the economy, interest rates, supply and demand and the condition of the home. These items could impact your determination that your cash available for distribution and forecast of property value for each series, on an individual basis, will be predictable in such a manner as to provide a reasonable basis for projecting a cash distribution and property value.

Please provide a detailed analysis of your reasonable basis for making these projections, focusing on each estimate and assumption inherent in these calculations and discussing how you considered the items noted above.

Response:

Following our telephonic discussion with the Staff on Wednesday, January 6, 2021, and after additional internal discussion, we have decided to remove the projected dividend yield and annualized return (IRR) information from the property descriptions on our website. We may choose, however, to revisit this determination in the future if we feel that we can present to the Staff a compelling argument for the reasonableness of our projections.

Additionally, we note that concurrently with the filing of this response letter, we have filed an amendment to the Offering Statement to include four additional properties that we want to begin to offer once the Offering Statement is “qualified.” None of these properties has previously operated as rental income property and all were owner occupied prior to our acquisition or planned acquisition.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Ryan Frazier, Chief Executive Officer of the Company at (347) 585-8798 or Paul Levites of Bevilacqua PLLC at (202) 869-0888 (ext. 103).

Sincerely,

Arrived Homes, LLC

By: Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer